EXHIBIT 99.1

Bezeq The Israel Telecommunication Corporation Ltd.

(“the Company”)

To:	To:
The Israel Securities Authority	The Tel Aviv Stock Exchange Ltd.

Immediate report - renewal of Pelephone collective agreement

Further to the Company’s immediate reports of February 7, 2017 and February 27, 2017 and the Company’s 2016 periodic report regarding the declaration of a labor dispute in the subsidiary, Pelephone Communications Ltd. (“Pelephone”) and sanctions commenced on February 22, 2017 by Pelephone’s workers’ committee (the “Committee”), the Company hereby provides notification that in the evening hours of April 27, 2017, a new collective agreement was executed between Pelephone and the New General Federation of Workers and the Committee (the “Agreement”), which replaces the collective agreement which expired on December 31, 2016. The following are the primary points of the Agreement:

1.	The term of the Agreement will apply retroactively as of January 1, 2017 and up to December 31, 2019. After such date, the Agreement will be automatically extended for 18-month periods, unless one of the parties provides notice of its desire to modify it.

2.	Inclusion of mechanisms which include the Committee in decisions concerning the termination of permanent employees, the implementation of disciplinary measures against them and restructuring, while allowing for administrative flexibility which would make it possible to operate in a competitive and dynamic market.

3.	Determination of quotas for streamlining-related dismissals and annual salary increments, various financial benefits and annual bonuses based on Pelephone’s business results (the running costs of the Agreement are not materially different from the previous collective agreement) which Pelephone is to give employees during the term of the Agreement.

4.	Cancellation of open labor dispute declarations.